UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

American Greetings Corporation
(Name of Issuer)

Class A Common Shares
(Title of Class of Securities)

026375-20-4
(CUSIP Number);

Daniel R. Tisch
c/o TowerView LLC
500 Park Avenue
New York, New York 10022
(212) 935-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2012
(Date of Event which Requires Filing of this Statement);

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 786598300	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
TowerView LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,450,000
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
1,450,000
	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%
14	TYPE OF REPORTING PERSON (See Instructions)
IV

Item 1.	Security and Issuer.

This statement relates to the Class A Common Shares (the “Common Shares”), of American Greetings Corporation, an Ohio corporation (the “Company”), whose principal executive offices are located at One American Road, Cleveland, Ohio 44114.

Item 2.	Identity and Background.

This statement is being filed by TowerView LLC (“TowerView”), a Delaware limited liability company whose principal office is located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.  TowerView’s principal business is investments.  TowerView is controlled by Daniel R. Tisch, whose present principal occupation is General Member, TowerView LLC, 500 Park Avenue, New York, New York 10022.  During the last five years, neither TowerView nor Daniel R. Tisch has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.  Daniel R. Tisch is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds spent by TowerView to acquire the Common Shares beneficially owned by it were provided from TowerView’s working capital.

Item 4.	Purpose of Transaction.

TowerView increased its holdings of the Company’s Common Shares following the September 25, 2012 announcement by members of the Weiss family of their interest in pursuing a transaction to acquire all of the outstanding Common Shares.  Depending on, among other things, trading prices for the Common Shares, the financial condition, results of operations and prospects of the Company, general economic, market and industry conditions, and TowerView’s overall investment objectives, strategic position and financial condition, TowerView may, from time to time, acquire additional Common Shares in private or public transactions, maintain its present ownership position, or sell Common Shares. While the Common Shares held by TowerView were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, it is possible that in the future, based on the factors enumerated above, that TowerView could engage in conversations with the management or Board members or other shareholders of the Company concerning the Company’s financial condition and operations and possible transactions that the Company might pursue.

Except as set forth herein, at the present time, TowerView has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

TowerView has sole power to vote and sole power to dispose of an aggregate of 1,450,000 Common Shares as of October 3, 2012, or 5.0% of the 28,755,110 Common Shares that the Company reported as outstanding as of October 1, 2012 in its Form 10-Q for the quarterly period ended August 24, 2012 filed with the Securities and Exchange Commission.  TowerView used a total of $28,299,741 to purchase these shares.

TowerView effected transactions on the New York Stock Exchange and the third market in the Common Shares of the Company during the 60 days preceding the filing of this statement as follows:

Date	Transaction	Quantity	Price per share
9/13/2012	Sale	10,000	$16.0782
9/14/2012	Sale	15,000	$16.30
9/21/2012	Sale	2,500	$15.4076

9/19/2012	Purchase	5,000	$15.15
9/21/2012	Purchase	7,500	$14.90
9/24/2012	Purchase	1,861	$14.70
9/25/2012	Purchase	8,139	$14.5157
9/26/2012	Purchase	126,300	$16.6645
10/1/2012	Purchase	15,000	$16.7122
10/3/2012	Purchase	18,700	$16.8433

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

TowerView has no contracts, arrangements or understandings with any other person with respect to the securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2012

TowerView LLC

	By:	/s/ Daniel R. Tisch
Daniel R. Tisch
General Member

Page 6 of 6 Pages